JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

29th December 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

07020396

Dear Sirs

SUPPL

Jardine Matheson Holdings Limited
- Voting Rights and Capital

I enclose for your attention a notification dated 29th December 2006 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

PROCESSED

JAN 1 9 2007

THOMSON
FINANCIAL

[Cng/movement/voting/2k612/vk/p.3]

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Regulatory Announcement

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Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Voting Rights and Capital
Released	09:13 29-Dec-06
Number	7620O

JARDINE MATHESON HOLDINGS LIMITED (THE "COMPANY")
VOTING RIGHTS AND CAPITAL

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:-

As at 29th December 2006 the Company's issued share capital consists of 616,769,775 ordinary shares with voting rights of one vote per share.

The above number of issued shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Services Authority's Disclosure and Transparency Rules.

In addition to the requirements of the Financial Services Authority's Disclosure and Transparency Rules, there are existing disclosure obligations set out in Part XVII of the Bermuda Takeover Code which will continue to apply to interests in the Company's shares. The obligation to disclose arises if and when a person is interested in 3% (or, in certain circumstances, 10%) or more of the Company's shares and if and when such interest moves up or down through a whole percentage point. Such notification must be made to the Company within two business days. The higher limit of 10% applies, in broad terms, to a person authorized to manage investments under an investment management agreement or where such person is the operator of an authorized collective investment scheme.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

29th December 2006

www.jardines.com

END

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